THE SWISS HELVETIA FUND, INC.


Proxy Results (Unaudited)


At the annual stockholders' meeting held in May 2000, shareholders voted on the following proposals. The description of each proposal and number of shares voted are as follows:


1.  To elect the Swiss Helvetia Directors.


						Shares			Shares Voted
						Voted			  	Withheld
				  		For			  	Authority

Paul Hottinguer		             19,147,093			   2,825,916
Claude Mosseri-Marlio	             19,135,550			   2,837,459
Stephen K. West, Esq.	             19,125,233			   2,847,776


2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Fund.


For			Against		Withheld		No Vote
19,353,425		131,669		2,487,913	      2


3.  To approve a stockholder advisory proposal.


In favor of the proposal		Not in favor of the proposal
6,526,945			            15,446,064















20